EXHIBIT 99.1

Taseko, Tŝilhqot'in Nation & Province of BC Reach Historic Agreement Concerning the New Prosperity Project

VANCOUVER, British Columbia, June 05, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company"), the Tŝilhqot'in Nation and the Province of British Columbia (“BC”) today announced the signing of an agreement (the “Agreement”) to resolve a complex, long-standing conflict concerning Taseko’s New Prosperity mineral tenures, located approximately 125 kilometers southwest of Williams Lake, British Columbia in the Teẑtan Biny (Fish Lake) area of Tŝilhqot’in territory. New Prosperity is one of the largest copper-gold deposits in Canada, with a measured and indicated mineral resource containing 5.3 billion pounds of copper and 13.3 million ounces of gold1.

Negotiated over a period of years, the Agreement ends litigation among the three parties, while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future. In resolving a high-profile conflict between the rights of resource developers and First Nations, the Agreement meaningfully advances the goals of reconciliation in British Columbia.

Stuart McDonald, President & CEO commented, “This Agreement resolves a damaging and value-destructive dispute, and acknowledges Taseko’s commercial interests in the New Prosperity property and the cultural significance of the area to the Tŝilhqot’in Nation. Taseko will retain a majority interest (77.5%) in the mineral tenures, while any future development at New Prosperity will benefit the Tŝilhqot'in people, and will only occur with their free, prior and informed consent.

“We thank all the parties for their contributions at the negotiating table and their commitment to the multi-year dialogue that has led to this historic agreement.”

Key elements of the Agreement include:

  Taseko will receive a payment of $75 million from the Province of BC on closing.
  Taseko will contribute a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation. The trust will transfer the property interest to the Tŝilhqot’in Nation when and if it consents to a proposal to pursue mineral development in the project area.
  Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot’in Nation. However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development.
  Taseko has entered into a consent agreement with the Tŝilhqot’in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation.
  BC and the Tŝilhqot’in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot’in Nation will be sought for any proposed mining project to proceed through an environmental assessment process.
  The Tŝilhqot’in Nation and BC have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory. BC will provide funding to the Tŝilhqot’in Nation to facilitate the land-use planning process and for a Cultural Revitalization Fund.

1 Refer below to “New Prosperity Mineral Tenures and Mineral Resources” and cautionary note.

Jagrup Brar, Minister of Mining and Critical Minerals for BC, commented: “Resolution of this legal and public conflict has been a priority for this government. These negotiations, which began under the previous mandate, laid important groundwork. The agreement demonstrates B.C.'s commitment to reconciliation and ensuring that the interests of First Nations and mining companies can advance together. I want to recognize all parties to this agreement for their willingness to collaborate to find common ground, build mutual respect, and create a foundation for shared prosperity. We will continue working in partnership to maintain a stable investment climate and future economic benefits for British Columbians.”

Christine Boyle, Minister of Indigenous Relations & Reconciliation commented: “It has taken vision and courage from strong leaders to get us to this significant moment. Together with the Tŝilhqot’in Nation and Taseko Mines Limited, and through this settlement agreement, B.C. is aligning with commitments we’ve made under previous agreements—such as the Gwets’en Nilt’i Pathway Agreement—to support the Tŝilhqot’in path of self-determination. Through collaborative processes and by working in partnership with First Nations and industry, we will continue to advance reconciliation for the benefit of all.”

Nits’ilʔin Roger William, Nits’ilʔin of Xeni Gwet’in, commented: “This Agreement protects our rights of consent in the Teẑtan Area. That’s huge. For over three decades, we’ve had conflict in the Teẑtan Area. For my oldest son, for many Tŝilhqot’in, that conflict has always been there, for their entire lives. Now we are turning the page. Tŝilhqot’in consent is protected: there is no longer the threat of exploration or mining without our consent. I hold my hands up to everyone that worked hard over the past five years to achieve this historic agreement that reflects true reconciliation, including the Province and Taseko Mines Limited. This is a time to celebrate for our people and honour all those who made this resolution possible.”

Nits’ilʔin Lennon Solomon, Nits’ilʔin of Yuneŝit’in, commented: “This is a historic moment for our people and for reconciliation in British Columbia and Canada. It shows what is possible when we come together in the right spirit to resolve even the deepest conflict. I am honoured to be part of a resolution that finally respects Tŝilhqot’in rights and jurisdiction in the Teẑtan Area, after a generation of conflict. I am grateful that we can move forward as Tŝilhqot’in in a positive way and put our energy and attention into our own priorities as a Nation.”

The Agreement is subject to customary conditions and closing of the transaction is expected to occur in June 2025.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries: Brian Bergot, Vice President, Investor Relations – 778-373-4554
  Media enquiries: Sean Magee, Vice President, Corporate Affairs – 778-373-4543

Stuart McDonald
President and CEO

Background Information

History

  In 2008, Taseko proposed a copper-gold mine known as the Prosperity Project (“Prosperity”) and initiated federal and provincial Environmental Assessment (“EA”) processes.
  The Tŝilhqot’in Nation opposed Prosperity, along with proposed mineral exploration and development activities in the area.
  In 2010, the Province of BC granted Taseko an EA Certificate for development of the Prosperity mine. Subsequently, in 2010, the Government of Canada denied Prosperity its federal EA Certificate and invited Taseko to submit a revised application to address specific issues related to its decision.
  In 2011, Taseko revised the project design and renamed the project New Prosperity. That same year, Taseko re-initiated federal and provincial EA processes with the updated project design.
  The Tŝilhqot’in Nation remained opposed to the New Prosperity project.
  In February 2014, the Government of Canada again denied New Prosperity federal authorization to proceed and again invited Taseko to submit a revised proposal.
  In June 2014, the Supreme Court of Canada declared Aboriginal title for the first time in Canadian history over an area of Tŝilhqot'in territory that includes lands near the New Prosperity property.
  In 2017, the Province of BC authorized Taseko to undertake a site investigation program at New Prosperity. Shortly afterward, the Tŝilhqot’in Nation initiated a lawsuit and in 2019, the B.C. Court of Appeal granted an injunction to halt Taseko’s site investigation program to allow a full hearing of the case.
  With the Provincial EA Certificate valid and significant investment by Taseko, legal actions resulted involving the Tŝilhqot’in Nation, Taseko, the Province of BC and Government of Canada. The legal proceedings have focused on environmental assessment decisions by the federal and provincial governments, provincially authorized permits for site work programs, Taseko’s proposed work programs, Taseko’s mineral tenures, and Tŝilhqot’in proven and asserted Aboriginal rights and title.
  In 2019, the Tŝilhqot’in Nation and Taseko agreed to pause all court proceedings and regulatory processes in order to enter into a confidential dialogue, facilitated by the Province of BC.
  The resulting Agreement between Taseko, Tŝilhqot’in Nation, and BC has established a consent-based model for any mine development in the Project area; the parties can now explore long-term solutions outside of litigation.

New Prosperity Mineral Tenures and Mineral Resources

  The New Prosperity mineral tenures consist of a mineral lease and 85 mineral claims owned by Taseko Mines Limited and located southwest of Williams Lake, BC, within the traditional territory of the Tŝilhqot’in Nation.
  The New Prosperity mineral resource estimate is described in a technical report entitled “Technical Report on the 344 Million Tonne Increase in the Mineral Reserves at the Prosperity Gold-Copper Project, British Columbia, Canada” with an effective date of November 2, 2009 (the “Prosperity Technical Report”). New Prosperity is not considered a property material to Taseko as defined by NI 43-101 and no additional work to identify further resources or reserves has been conducted at New Prosperity since the completion of the estimate. The below table sets out the mineral resources previously estimated at New Prosperity:
Mineral Resources (effective November 2, 2009 at 0.14% copper cut-off)
	Metric Tonnes (millions)	Copper Grade (%)	Gold Grade (g/t)
Measured	547	0.27	0.46
Indicated	463	0.21	0.34
Total Measured and Indicated Resources	1,010	0.24	0.41

Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the Prosperity Technical Report. Due to the uncertainty surrounding the development of the New Prosperity Project and the fact that the Prosperity Technical Report has not been updated since 2009, caution is advised when assessing its conclusions in light of current metal price outlooks, operating and capital costs, appropriate technologies and like matters.

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties about economic conditions generally including inflation levels, tariffs, and in particular with respect to the demand for copper and other metals we produce;
  uncertainties related to the accuracy of our estimates of Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to whether the Tŝilhqot’in Nation will consent to advancement of New Prosperity, whether a new proponent for New Prosperity can be identified, and that the Mineral Resources at New Prosperity will ever be exploited;
  uncertainties with our ability to monetize our interest in the New Prosperity Project on economic terms or at all;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to First Nations claims and consultation issues;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  environmental issues and liabilities associated with mining;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects,;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.